MEMORANDUM
TO:	Jacob Sandoval & Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	June 30, 2016
SUBJECT:	Response to Comments on the Annual Financial Statement filed on Form N-CSR on March 7, 2016 for JNL Series Trust (File Nos: 33-87244 and 811-08894) (the "Registrant")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on May 31, 2016 to the Registrant's Annual Financial Statements for the year ended December 31, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	Tandy Representation

a.	Please file the Tandy Representation Letter to reflect the following statement:

●	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has filed the Tandy Representation Letter to reflect the requested statements.

2.	JNL Series Trust Prospectus and SAI Comments

a.	For those Funds that were acquired in 2015, please update Edgar to inactivate these Funds.

RESPONSE: The Registrant confirms that all of the Funds that were acquired in 2015 have now been deactivated in Edgar.

b.
For the JNL/T. Rowe Price Short-Term Bond Fund, please confirm whether the Fund's investments in non-U.S. Government agency asset-backed securities violate the fundamental policy that prohibits the Fund from investing greater than 25% of its assets in any particular industry.

RESPONSE:  The Registrant does not treat non-U.S. Government agency asset backed securities as a separate industry.  The Registrant has reviewed the Fund's industry classifications and has determined that the Fund's investments in non-U.S. Government agency asset backed securities does not violate the fundamental policy prohibiting the Fund from investing greater than 25% of its assets in any particular industry.

c.
For the JNL/PPM America High Yield Bond Fund, please confirm that the 36.1% of securities which are exempt from registration under the Securities Act of 1933, as amended, are adequately disclosed in the Fund's prospectus.

RESPONSE:  The Registrant will amend the first paragraph of the disclosure of the Fund's "Principal Investment Strategies" to add the sentence underscored below.

Principal Investment Strategies. The Fund invests under normal circumstances at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as "junk bonds" and related investments.  The Fund may also invest up to 20% of its total assets in equity securities (other than preferred stock, in which the Fund may invest without limit). The Fund may invest in securities sold pursuant to Rule 144A of the Securities Act of 1933, as amended.  Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public.  The Fund may also invest in bank loans. Further, while not a principal investment strategy, the Fund may engage in derivatives transactions as further described in the statutory Prospectus under "Additional Information About Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."  The Fund's investment in derivatives instruments that have economic characteristics similar to the fixed-income instruments mentioned above may be used for purpose of satisfying the 80% investment minimum requirement.

The Registrant will also amend the disclosure of the Fund's "Principal Risks" to add disclosure regarding "Rule 144A securities risk" and "Corporate loan and bank loan risk."

d.
For the JNL/Scout Unconstrained Bond Fund, the portfolio turnover ratio increased significantly from the prior year's ratio (36% as of December 31, 2014 versus 444% as of December 31, 2015).  To the extent this increase in portfolio turnover is expected to continue, please update the Fund's prospectus to reflect the appropriate risks.

RESPONSE:  The Registrant notes that turnover in the Fund's strategy is dependent upon the availability of investment opportunities, generally created by market volatility.  As a result, we expect turnover to be lower in stable markets and higher in volatile environments and as such, the Registrant will supplement to add additional risk disclosure to the Fund's prospectus.

e.
For the JNL/Boston Partners Global Long Short Equity Fund, the Commission Staff notes that the Fund has a large amount of short exposure through contracts for difference.  Please confirm that the Fund's prospectus adequately reflects these investments.

RESPONSE:  The Registrant notes that the Fund's prospectus contains disclosure in the "Principal Investment Strategies" section regarding the use of derivatives as well as disclosure in the "Principal Risks" section regarding "Derivatives Risk" and "Short Sales Risk."  Nonetheless, the Registrant will add the language underscored below to the disclosure in the "Principal Investment Strategies" section as part of the next update to the Fund's registration statement.

The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.  When trading derivatives, the Fund may be required to post securities to a segregated account. Asset segregation may be required for short sales and for many, but not all, derivatives transactions, including swaps, options, futures, forwards and contracts for differences. The Fund expects to utilize contracts for differences to maintain a significant portion of its short positions.

f.
For the JNL/Goldman Sachs Emerging Markets Debt Fund, please describe why the Fund's investments in non-deliverable bond forward contracts are not necessary to be disclosed in the Fund's prospectus or SAI.

RESPONSE:  The Registrant will amend the third paragraph of the Fund's "Principal Investment Strategies" disclosure, as underscored below, to include language regarding non-deliverable bond forward contracts.

Additionally, the Fund intends to use structured securities or derivatives, including but not limited to credit linked notes, financial future contracts, forward contracts (including non-deliverable bond forward contracts) and swap contracts, to attempt to improve the performance of the Fund and to gain exposure to certain countries or currencies in the Fund's investment portfolio in accordance with its investment objective. The Fund's investments in these instruments may be significant. These transactions may result in substantial realized and unrealized capital gains and losses relative to the gains and losses from the Fund's investments in bonds and other securities. Short-term and long-term realized capital gains distributions paid by the Fund are taxable to its shareholders.

The Registrant will also amend the Fund's "Principal Risks" disclosure to include "Currency management strategies risk," "Forward and futures contract risk" and "Forward foreign currency exchange contracts risk."

g.
For the JNL/AQR Managed Futures Strategy Fund, please explain what fees are included in the acquired fund fee in the Annual Operating Expenses Table in the Fund's prospectus.  Please explain the apparent discrepancy between the acquired funds fees and expenses for the Fund as compared with the acquired fund fees and expenses for the proprietary AQR Managed Futures Strategy Fund.

RESPONSE:  The Registrant notes that the amount disclosed in the Annual Operating Expenses Table in the prospectus for acquired fund fees and expenses of the JNL/AQR Managed Futures Strategy Fund includes fees and expenses for the Fund's underlying investments in the JNL Money Market Fund and the JPMorgan U.S. Treasury Plus Money Market Fund.

The Registrant notes that the JNL/AQR Managed Futures Strategy Fund and the AQR Managed Futures Strategy Fund acquired fund holdings are not identical and as a result, there may be variances in the acquired fund fees presented for each fund.

3.	JNL Series Trust Annual Financial Statement Filing

a.
For the Management Discussion of Fund Performance of the JNL/Brookfield Global Infrastructure and MLP Fund, please explain why the Fund's primary benchmark, the Dow Jones Brookfield Global Infrastructure Index, is an appropriate non-affiliated broad based securities market index for this Fund.

RESPONSE:  The Registrant notes that the Dow Jones Brookfield Global Infrastructure Index was selected by the Fund's sub-adviser, Brookfield Investment Management Inc. ("Brookfield"), and the Fund's adviser, Jackson National Asset Management, LLC ("JNAM"), as the Fund's primary benchmark because we believe it is the Fund's best fit benchmark and is aligned with the investment objectives of the Fund.  The index aims to measure the stock performance of companies worldwide whose primary business is the ownership and operation (rather than service of) infrastructure assets.  To be included in the index, a company must have more than 70% of estimated cash flows derived from airports, toll roads, ports, communications, electricity transmission & distribution, oil & gas storage & transportation, and/or water.  The index is calculated and managed independently by S&P Dow Jones Indices.  S&P Dow Jones may periodically solicit Brookfield's feedback with regards to the cash flow test. The index is sufficiently broad and diversified, with over 130 constituents.

b.
For the Management Discussion of Fund Performance of the JNL/Westchester Capital Event Driven Fund, please explain why the Fund's primary benchmark, the Wilshire Liquid Alternative Event Driven Index, is an appropriate non-affiliated broad based securities market index for this Fund.

RESPONSE:  The Registrant notes that the Wilshire Liquid Alternative Event Driven Index was selected by the Fund's sub-adviser, Westchester Capital Management, LLC ("Westchester"), and the Fund's adviser, JNAM, as the Fund's primary benchmark because we believe it is the Fund's best fitting benchmark and is aligned with the investment objectives of the Fund.  The Wilshire Liquid Alternative Index measures the performance of the event driven strategy component of the broader Wilshire Liquid Alternative Index.  Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes.  The Index is designed to provide a broad measure of the liquid alternative (i.e. daily liquid mutual funds) event driven market.  Unlike a typical broad based index, it is comprised of 1940-act mutual funds, whose daily performance results are averaged based on dollar size.  Because the event driven universe is constantly changing and evolving, there is no standard stock-based index to serve as a benchmark for an event driven strategy.

c.
For the JNL/BlackRock Global Allocation Fund and the JNL/Franklin Templeton Global Multisector Bond Fund, please reference the "Derivatives-Related Risk Disclosure by Investment Companies" letter by Barry Miller in July 30, 2010 and explain why the impact of derivatives on performance was not included in the Management Discussion of Fund Performance for these Funds.

RESPONSE:  The Registrant's process to prepare the Management Discussion of Fund Performance considers the Sub-Adviser's conclusions regarding individual and collective contributing factors that affected performance, as well as operations reflected in the financial statements, to determine when performance was materially affected by derivatives and should be included in the Management Discussion of Fund Performance.

The JNL/BlackRock Global Allocation Fund invested in options, futures, foreign currency contracts, interest rate swaps, credit default swaps and total return swaps during the year. The Fund invests in derivatives as a means of managing exposure to foreign currencies and other adverse market movements, as well as to increase returns. In the Fund's Management Discussion of Fund Performance, the overall impact to performance for derivatives was discussed collectively as part of the overall asset class performance.  Because the impact of the investment in the derivatives individually was not viewed to materially affect performance, and because the performance of the derivatives as well as the other investments in the Fund were collectively considered in the Fund's Management Discussion of Fund Performance, the impact to performance by derivatives was not specifically included. Going forward the Registrant will continue to evaluate the impact derivatives may have on performance and if none of the derivatives materially affected performance, consider including a general statement affirming such.

The JNL/Franklin Templeton Global Multisector Bond Fund invested in foreign currency contracts and interest rate swaps during the year. The impact to performance for foreign currency was discussed in the Fund's Management Discussion of Fund Performance.  The Fund invests in interest rate swaps that have economic characteristics similar to the other instruments in which the Fund invests. Because the impact of the interest rate swaps individually was not viewed to materially affect performance, and because the performance of the interest rate swaps as well as the other investments in the Fund were collectively considered in the Fund's Management Discussion of Fund Performance, the impact to performance of interest rate swaps was not specifically included.

d.
For the JNL/BlackRock Global Allocation Fund, please confirm that the maturity date for the Fund's investment in Delta Topco Ltd., 10.00%, is 11/24/16 as indicated in the Schedule of Investments for this Fund.

RESPONSE:  The Registrant inadvertently included the incorrect maturity date of 11/24/16 for Delta Topco Ltd. in the Schedule of Investments for this Funds, while the correct maturity date for the Fund's investment in Delta Topco Ltd., 10.00% is 11/24/60. The Registrant will disclose the correct maturity date in the future.

e.
For the barrier options in the JNL/BlackRock Global Allocation Fund, please indicate the direction of the option as up-and-out, up-and-in, down-and-out or down-and-in, as well as clarify which is the barrier versus the strike price of the option. Additionally, please describe why the Fund's investments in barrier options are not necessary to be disclosed in the Fund's prospectus or SAI.

RESPONSE:  The Registrant agrees to include in future shareholder reports the direction of the option as up-and-out, up-and-in, down-and-out or down-and-in, as well as clarify which is barrier versus the strike price of the option. The Registrant will also amend the Fund's "Principal Risks" disclosure to include "Options risk."

f.
For the over the counter total return swaps with a futures contract as the underlying investment in the JNL/AQR Managed Futures Strategy Fund, please indicate the expiration date of the underlying futures contract.

RESPONSE:  The Registrant agrees prospectively to include the expiration date of the underlying futures contract for the over the counter total return swaps with a futures contract as the underlying investment.

g.
For the JNL Multi-Manager Alternative Fund, please confirm if the investment in over the counter total return swaps is applicable for the relative value strategy and if it is, adequately disclosed in the Fund's prospectus.

RESPONSE:  The Registrant confirms that the investment in over the counter total return swaps is applicable for the relative value strategy of the Fund.  The Registrant notes that the Fund's prospectus contains disclosure regarding derivatives (including total return swaps) in the "Principal Investment Strategies" section.  The Registrant further notes that the Fund's "Principal Risks" disclosure addresses counterparty risk (including OTC counterparty risk) and derivatives risk.  The Registrant will add disclosure to the section describing Lazard's principal investment strategy to state that over-the-counter total return swaps may be used.

h.
For the Royal Dutch Shell Plc receiving return over the counter total return swap expiration December 21, 2016 in the JNL/Westchester Capital Event Driven Fund, please confirm that there is no value for the notional amount and unrealized appreciation for this contract. Additionally, if the contract is not effective as of December 31, 2015, please indicate this in a footnote.

RESPONSE:  The Registrant confirms that the over the counter total return swap in the Fund was effective as of December 31, 2015 and that value of the notional amount and unrealized appreciation for this contract were each less than 500. The abbreviation "-" for amount rounds to less than one thousand and is identified in the Notes to the Schedules of Investments on page 247 of the report under Abbreviations.

i.
For realized gain/loss and change in unrealized appreciation/depreciation on non-deliverable bond forward contracts, please explain where this is disclosed in the Statement of Operations and in the FASB Topic 815 tables in the Notes to the Financial Statements.

RESPONSE:  The Registrant includes realized gain/loss and change in unrealized appreciation/depreciation on non-deliverable bond forward contracts in realized gain/loss on swap contracts and change in unrealized appreciation/depreciation on OTC swap agreements in the Statement of Operations and in the FASB Topic 815 tables in the Notes to the Financial Statements.

j.	In the Statement of Operations for the JNL/PPM America Floating Rate Income Fund, please separately disclose fee income from term loans as prescribed in Regulation S-X Rule 6-07.1.

RESPONSE:  The Registrant notes that certain fee income from term loans should be classified as interest income in the Statement of Operations while certain fee income from term loans should be classified as other income in the Statement of Operations.  The Registrant confirms that fee income from term loans for the JNL/PPM America Floating Rate Income Fund was not material and as such we did not reclassify the portion that was other income to a separate line item.  The Registrant will reclassify fee income to other income in future filings, as appropriate.

k.	Under Item 4(h) in the N-CSR filing, please update the disclosure for the periods required in the report.

RESPONSE:  The Registrant inadvertently failed to update the dates for Item 4(h) in its N-CSR filing, which currently indicates the following: "For the fiscal years ended December 31, 2013 and December 31, 2014."  However, the Registrant notes that Item 4(h) should indicate "For the fiscal years ended December 31, 2014 and December 31, 2015."

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File

June 30, 2016

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Jacob Sandoval and Alberto Zapata

Re:	JNL Series Trust
File No: 033-87244

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,
/s/Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary